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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                 Commission File Number: 1-10959

                             Standard Pacific Corp.
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             (Exact name of registrant as specified in its charter)

          15326 Alton Parkway, Irvine, California 92618 (949) 789-1600
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     (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                         Preferred Stock Purchase Rights
               (Registered on Form 8-B, filed December 17, 1991)
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               (Title of class of securities covered by this Form)

                     Common stock, $0.01 par value per share
          $100,000,000 principal amount of 8 1/2% Senior Notes Due 2007
                         Preferred Stock Purchase Rights
               (Registered on Form 8-A, filed December 28, 2001)
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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)  [X]       Rule 12h-3(b)(1)(i)  [X]
           Rule 12g-4(a)(1)(ii) [_]       Rule 12h-3(b)(1)(ii) [_]
           Rule 12g-4(a)(2)(i)  [_]       Rule 12h-3(b)(2)(i)  [_]
           Rule 12g-4(a)(2)(ii) [_]       Rule 12h-3(b)(2)(ii) [_]
                                          Rule 15d-6           [_]

     Approximate number of holders of record as of the certification or notice
date:     0
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     Pursuant to the requirements of the Securities Exchange Act of 1934,
Standard Pacific Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  January 2, 2002                      By:      /s/ Clay A. Halvorsen
                                                 -------------------------------
                                                 Name:    Clay A. Halvorsen
                                                 Title:   Senior Vice President,
                                                          General Counsel and
                                                          Secretary